EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except as Indicated)
(Unaudited)

Three Months Ended March 31, 2013
Earnings:
Income before income taxes	$745

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	27
Portion of rents representative of interest factor	19
Less:
Gain on equity investments	(2)
Income as adjusted	$789
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$27
Portion of rents representative of interest factor	19
Capitalized interest	—
Total Fixed Charges	$46
Ratio of earnings to fixed charges	17.2